Exhibit 99.1

safe-t group Ltd.

Notice of Annual and Extraordinary General Meeting of shareholders

Notice is hereby given that an Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) of Safe-T Group Ltd. (“Safe-T” or the “Company”) will be held at the Company’s offices, at 8 Aba Eban Blvd., Herzliya, Israel, on September 15, 2020 at 3:30 p.m. Israel time. However, we are monitoring developments with regard to the coronavirus pandemic (“COVID-19”), and it is possible that the Meeting may be held solely by means of remote communication. In the event it is not possible or advisable to hold the Meeting in person, we will announce alternative arrangements for the Meeting as promptly as practicable.

The Company is a Dual Company, as such term is defined in the Israeli Companies Regulations (Relief for Public Companies Traded on Stock Markets Outside of Israel), 4760 – 2000.

The agenda of the Meeting:

1.	To reappoint PwC Israel, Certified Public Accountants, as the independent auditor of the Company for the year ending December 31, 2020, and until the next annual general meeting of the shareholders of the Company, and to authorize the board of directors of the Company to determine their remuneration.

2.	To appoint Ms. Rakefet Remigolski as a director of the Company (Class I) and to approve her remuneration.

3.	To amend the Company’s compensation policy.

4.	To approve the terms of compensation of Mr. Shachar Daniel, the Company’s Chief Executive Officer and director.

5.	To approve the terms of compensation of Mr. Amir Mizhar, the Company’s Chief Software Architect and director.

6.	To approve the terms of compensation of Mr. Chen Katz, the Company’s active Chairman of the board of directors.

7.	To grant options to members of the Company’s board of directors.

8.	To increase the Company’s authorized share capital and to amend the Company’s articles of association to reflect the same.

9.	Presentation of the Company’s financial statements and annual report for the year ended December 31, 2019.

Our board of directors (the “Board of Directors”) recommends that you vote in favor of the proposed resolutions, which are described in the attached proxy statement.

We currently intend to hold the Meeting in person. However, depending on developments with respect to the COVID-19, we might hold the Meeting virtually on the above date and time instead of in person. If we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be made on our Investor Relations website at https://www.safe-t.com/investor-relations/ and on a Report on Form 6-K as promptly as practicable, and will be made available to the public on the U.S. Securities and Exchange Commission’s (“SEC’s”) website at www.sec.gov and in addition at www.magna.isa.gov.il or https://maya.tase.co.il.

Shareholders of record at the close of business on August 13, 2020 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

A form of proxy for use at the Meeting is attached to the proxy statement, and a voting instruction form, together with a return envelope, will be sent to holders of American Depositary Shares representing the Company’s ordinary shares, no par value (the “ADSs” and “Ordinary Shares”, respectively). By appointing “proxies,” shareholders and ADS holders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by the Company at least 4 hours prior to the Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form. ADS holders should return their voting instruction form by the date set forth therein. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a “FOR”. Shareholders and ADS holders may revoke their proxies or voting instruction form (as applicable) at any time before the deadline for receipt of proxies or voting instruction form (as applicable) by filing with the Company (in the case of holders of Ordinary Shares) or with the Bank of New York Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date.

Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company’s offices no later than September 15, 2020 at 11:30 a.m. Israel time. Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver the Company, no later than September 15, 2020 at 11:30 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your Ordinary Shares.

ADS holders should return their proxies by the date set forth on their voting instruction form.

If you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange and you wish to vote, either by appointing a proxy, or in person by attending the Meeting, you must deliver to the Company a proof of ownership in accordance with the Israeli Companies Law, 5799-1999 and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 5760-2000. Detailed voting instructions are provided in the proxy statement.

Sincerely,

Chen Katz
Chairman of the Board of Directors

August 11, 2020

SAFE-T GROUP LTD.

HERZLIYA, ISRAEL

PROXY STATEMENT

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 15, 2020

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Safe-T Group Ltd. (the “Company”) for use at the Company’s annual and extraordinary general meeting of shareholders (the “Meeting”) to be held on September 15, 2020, at 3:30 p.m. Israel time, or at any adjournment or postponement thereof. However, we are monitoring developments with regard to the coronavirus pandemic (“COVID-19”) and it is possible that the Meeting may be held solely by means of remote communication. In the event it is not possible or advisable to hold the Meeting in person, we will announce alternative arrangements for the Meeting as promptly as practicable.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

Two or more shareholders present, personally or by proxy, holding not less than 15% (fifteen percent) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until September 22, 2020, at 3:30 p.m. Israel time. If a quorum is not present at the second meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

We currently intend to hold the Meeting in person. However, depending on developments with respect to the COVID-19, we might hold the Meeting virtually on the above date and time instead of in person. If we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be made on our Investor Relations website at https://www.safe-t.com/investor-relations/ and on a Report on Form 6-K as promptly as practicable, and will be made available to the public on the U.S. Securities and Exchange Commission’s (“SEC’s”) website at www.sec.gov and in addition at www.magna.isa.gov.il or https://maya.tase.co.il.

Pursuant to the Companies Law 5799-1999 (the “Companies Law”), each of Proposals No. 1, 2, 5, 6 (with regard to grant of options to Mr. Katz only), 7 (with regard to grant of options to Messrs. Tal and Halfon and Ms. Remigolski) and 8 described hereinafter, requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (a “Simple Majority”).

Pursuant to the Companies Law, each of Proposals No. 3, 4, 6 (with regard to payment of bonuses to Mr. Katz only) and 7 (with regard to grant of options to Messrs. Geda and Vider) described hereinafter, requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either (i) such a majority includes at least the majority of the votes of shareholders who are not controlling shareholders or do not have personal interest in the approval of the transaction (abstentions will not be taken into account); or (ii) the total number of votes against such proposal among the shareholders mentioned in clause (i) above does not exceed two percent (2%) of the total voting rights in the Company (the “Special Majority”).

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

In connection with Proposal No. 3, the Companies Law allows the board of directors of a company to approve such proposal even if the general meeting of shareholders has voted against its approval, provided that the company’s compensation committee, and thereafter its board of directors, each determines to approve it, based on detailed arguments, and after having reconsidered the matter.

The vote for approval of remuneration to Mr. Daniel as set forth in Proposal No. 4 shall be made separately for each component of his remuneration. The vote for approval of remuneration to Mr. Mizhar as set forth in Proposal No. 5 shall be made separately for each component of his remuneration. The vote for approval of remuneration to Mr. Katz as set forth in Proposal No. 6 shall be made separately for each component of his remuneration. The vote for grant of options to each of the directors as set forth in Proposal No. 7 shall be made separately for each director.

Item 9 will not involve a vote by the shareholders and accordingly there is no proposed resolution.

Shareholders or ADS holders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices, c/o Mr. Shai Avnit, at 8 Aba Eban Blvd., Herzliya, Israel. Any Position Statement received will be furnished to the SEC on a Report on Form 6-K, and will be made available to the public on the SEC’s website at www.sec.gov and in addition at www.magna.isa.gov.il or https://maya.tase.co.il. Position Statements should be submitted to the Company no later than September 3, 2020. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

PROPOSAL 1

To Re-appoint PwC Israel, Certified Public Accountants, as the independent auditor of the Company

Under the Companies Law, the appointment of independent auditor requires the approval of the shareholders of the Company.

The Board of Directors has authorized and approved the re-appointment of the accounting firm of PwC Israel, Certified Public Accountants (“PwC Israel”), as the independent auditor of the Company for the year ending December 31, 2020, and until the next annual general meeting of the shareholders of the Company.

The Board of Directors believes that the re-appointment of PwC Israel as the independent auditor of the Company is appropriate and in the best interests of the Company and its shareholders.

For additional information on the fees paid by the Company and its subsidiaries to PwC Israel in each of the previous two fiscal years, please see Item 16C. ‘Principal Accountant Fees and Services’ in the Company’s annual report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 31, 2020.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to re-appoint PwC Israel as the independent auditor of the Company for the year ending December 31, 2020, and until the next annual general meeting of the Company’s shareholders, and to authorize the Board of Directors of the Company to determine their remuneration.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 2

to appoint Ms. Rakefet Remigolski as a director of the Company (Class I)

Our Board of Directors is currently comprised of seven directors – Chen Katz (active Chairman), Amir Mizhar (also serves as President and Chief Software Architect), Shachar Daniel (also serves as the Company’s Chief Executive Officer), Yehuda Halfon (external director), Moshe Tal (external director), Eylon Geda and Lior Vider Each of Messrs. Halfon, Tal and Vider qualify as an independent director under the Nasdaq Stock Market rules.

On May 23, 2019, Messrs. Halfon and Tal were appointed by the general meeting to serve as external directors of the Company for a three-year term (second term for Mr. Halfon and first term for Mr. Tal). The office of Messrs. Geda and Vider will terminate at the end of this Meeting.

It is proposed to appoint Ms. Remigolski as member of the Board of Directors of the Company to be classified as a Class I director, as defined under the Company’s articles of association, to hold office until the close of the third annual general meeting next succeeding, unless her office becomes vacant earlier in accordance with the provisions of the Companies Law and the Company’s articles of association or unless otherwise provided in the Company’s articles of association. Ms. Remigolski has certified to us that she complies with all requirements under the Companies Law for serving as a director.

In her capacity as member of the Company’s Board of Directors, Ms. Remigolski shall be entitled to following fees: (i) an annual fee of NIS 30,000 and (ii) an attendance fee of NIS 1,500 per meeting, which amounts are less than the maximum amounts set forth in the second and third appendices of the Companies Regulations (Rules concerning Compensation and Expenses of an External Director), 5760-2000.

In addition, in her capacity as member of the Company’s Board of Directors, Ms. Remigolski shall be entitled to the same insurance, indemnification and exculpation arrangements, as are currently in effect for the Company’s other officers and directors, in accordance with the Company’s articles of association and the Current Compensation Policy, as well as the Amended and Restated Compensation Policy (as defined in Proposal No. 3 below).

On August 2, 2020, the Company’s Board of Directors determined that Ms. Remigolski qualifies as an independent director under the Nasdaq Stock Market rules and possesses “financial and accounting expertise” under the Companies Law and regulations promulgated thereunder. On August 2, 2020, the Company’s Audit Committee determined that Ms. Remigolski qualifies as an independent director under the Companies Law. A brief biography of Ms. Remigolski is set forth below.

Since 2018, Ms. Remigolski has served as Chief Finance Officer at Arazim Investments Ltd., an Israeli real-estate company publicly traded on the Tel Aviv Stock Exchange. Since 2015, Ms. Remigolski has served as a director and head of audit committee at Israeli National Sport Center – Tel Aviv. Since 2008, Ms. Remigolski has taught advanced courses in financial accounting at the Interdisciplinary Center in Herzliya, Israel. Ms. Remigolski holds a B.A. in Business and an M.B.A. (Cum Laude) with a major in finance and accountancy, both from the College of Management Academic Studies in Israel. Ms. Remigolski is a certified public accountant and is a member of the Institute of Certified Public Accountants in Israel. Ms. Remigolski represented Israel in the 1988 Olympic Games in Seoul, South Korea (rhythmic gymnastics).

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to appoint Ms. Rakefet Remigolski as a director of the Company (Class I), until the third annual general meeting of the Company’s shareholders next succeeding, and to approve her remuneration, as set forth in Proposal No. 2 of the Proxy Statement. Ms. Remigolski will benefit from the same insurance, indemnification and exculpation arrangements, as currently in effect for the Company’s other officers and directors.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 3

To AMEND the Company’s compensation policy

Pursuant to the Companies Law, all public Israeli companies, including Dual Companies, such as the Company, are required to adopt a written compensation policy for their executives, which addresses certain items prescribed by the Companies Law and serves as a flexible framework for executives’ and directors’ compensation. Furthermore, according to the Companies Law, the compensation policy must generally be re-approved once every three years by the Board of Directors, following recommendation by the compensation committee of the Board of Directors (the “Compensation Committee”), and by a special majority of the Company’s shareholders. The Company’s current compensation policy (the “Current Compensation Policy”) was approved by the Company’s shareholders on September 26, 2019.

On March 26, 2020, the Compensation Committee, and on March 29, 2020 and August 2, 2020, the Company’s Board of Directors reviewed in depth the terms of the Current Compensation Policy, and approved, and recommended the shareholders to approve, that the Current Compensation Policy be amended and restated as reflected in Exhibit A hereto (the “Amended and Restated Compensation Policy”).

The purpose of the proposed amendment is to update the Current Compensation Policy to meet the changing business environment where the Company operates and the compensation needs of its directors and officers, and reflect amendments that are required in light of the experience gained in the implementation of the Current Compensation Policy, as well as changes in common practice among similar companies.

When considering the Amended and Restated Compensation Policy, the Company’s Compensation Committee and Board of Directors considered numerous factors, including the advancement of the Company’s objectives, the Company’s business plan and its long-term strategy, and creation of appropriate incentives for directors and executive officers. The Compensation Committee and the Board of Directors also considered, among other things, the Company’s risk management, size and the nature of its operations, and reviewed various data and information they deemed relevant.

Similar to the Current Compensation Policy, the proposed Amended and Restated Compensation Policy is designed to promote retention and motivation of directors and executive officers, incentivize superior individuals’ excellence, align the interests of the Company’s directors and executive officers with the long-term performance of the Company and provide a risk management tool. To that end, a portion of an executive officer compensation package is targeted to reflect the Company’s short and long-term goals, as well as the executive officer’s individual performance, while taking into account each executive’s skills, education, expertise and achievements. The Amended and Restated Compensation Policy includes limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

Pursuant to the proposed Amended and Restated Compensation Policy and similar to the Current Compensation Policy, the compensation that may be granted to an executive officer may include: base salary, annual performance bonus, special bonus, equity-based compensation, benefits and termination of employment arrangements.

The main changes in the Amended and Restated Compensation Policy in comparison to the Current Compensation Policy are as follows: (i) increase of the maximum remuneration ratios between officers and other employees of the Company; (ii) increase of the maximum premium for directors and officers liability insurance policy and POSI (Public Offering of Securities Insurance) insurance policy (due to significant changes to office holders’ insurance market conditions and increase of such premiums in the insurance market, originating mainly from a substantial increase in the amount of claims filed in the United States and defense costs, increased regulatory investigations and additional risks); (iii) allowance to purchase run-off insurance coverage; and (iv) change in default terms of options to purchase the Company’s shares, in order to provide the Board of Directors with additional flexibility.

A marked copy of the Amended and Restated Compensation Policy indicating the proposed amendments is attached hereto as Exhibit A.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Amended and Restated Compensation Policy for the Company’s directors and officers, in the form attached as Exhibit A to the Proxy Statement, as of the date of this Meeting and for a three year period as prescribed under applicable law, as set forth in Proposal No. 3 of the Proxy Statement.”

The approval of the above proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends a vote FOR on the above proposal.

PROPOSAL 4

to approve the terms of compensation of MR. shachar daniel, the company’s chief executive officer and director

Mr. Shachar Daniel has served as the Company’s Chief Executive Officer since June 2016. Pursuant to Mr. Daniel’s amended and restated employment agreement, which was approved by the Company’s shareholders on May 8, 2016, Mr. Daniel is entitled to a gross monthly salary of NIS 40,000 (the “Monthly Salary”) (approximately NIS 60,000 in terms of employer cost, which includes Company’s leased car, social benefits according to applicable law and study fund). Mr. Daniel is also entitled to lunch and other business expenses, in accordance with the Company’s policies, cellular phone usage costs, paid annual leave of 22 working days per year (which may be accumulated in accordance with the Company’s policies); and is included in the Company’s directors and officers liability insurance policy. In addition, Mr. Daniel is eligible for bonus payments, subject to approvals required under applicable law.

Mr. Daniel has also served as a director of the Company since June 2016, and is not entitled to additional payments in his capacity as director of the Company.

On February 23 and February 25, 2020, the Company’s Compensation Committee and Board of Directors, respectively, determined, inter alia, that Mr. Daniel shall be eligible for a cash bonus equal to 1% of the gross proceeds of any equity or convertible debt financing by the Company during 2020.

On February 23, and July 1, 2020, the Company’s Compensation Committee, and on February 25 and August 2, 2020, the Company’s Board of Directors, approved (i) to increase Mr. Daniel’s Monthly Salary by NIS 8,000 to gross NIS 48,000 (NIS 71,000 in terms of employer cost as described above) effective as of March 1, 2020; (ii) to pay Mr. Daniel a cash bonus, equal to 1% of the gross proceeds of the financings consummated by the Company during 2020 and up to the date of the approval; and (iii) to grant Mr. Daniel options to purchase 10,800,000 Ordinary Shares (“Mr. Daniel Options”) under the Safe-T Group Global Equity Plan (the “Global Equity Plan”).

One percent of the gross proceeds of the equity financings consummated by the Company during 2020 until the date of this proxy statement aggregates to an amount of US $186,906. Due to Mr. Daniel’s meeting predefined measurable criteria determined by the Compensation Committee and the Board of Directors, a bonus payment of US $79,954 to Mr. Daniel (equal to 7 times his current Monthly Salary – the maximum annual bonus allowed under the Company’s Compensation Policy, calculated based on the exchange rate between US Dollar and New Israeli Shekel on May 28, 2020) out of the aforesaid US $186,906, was already authorized by the Company’s Board of Directors, all in accordance with the Companies Law, the guidelines of the Israeli Security Authority and the Company’s Current Compensation Policy, as well as the Amended and Restated Compensation Policy. The balance of US $106,952 of bonus payable to Mr. Daniel deviates from the provisions of the Company’s Current and Amended and Restated Compensation Policies and, therefore, is subject to approval by the Company’s shareholders (“Mr. Daniel Bonus”). In addition, following the date hereof and during 2020, the Company may consummate additional equity or convertible debt financings, including by means of exercise of warrants issued by the Company during 2020, for which Mr. Daniel may be entitled for additional bonus payments equal to 1% of the gross proceeds of such additional financings (“Mr. Daniel Additional Bonus”). The Mr. Daniel Additional Bonus is also subject to approval by the Company’s shareholders.

Together with the options to purchase 20,592 Ordinary Shares of the Company granted to Mr. Daniel in the past, Mr. Daniel Options equal approximately 1.59% of the Company’s outstanding share capital and 0.97% of the Company’s share capital on a fully diluted basis as of the date of this proxy statement. The exercise price of Mr. Daniel Options will be NIS 0.151 per share, which is equal to the Company’s average share price on the Tel Aviv Stock Exchange in the last 30 trading days prior to the date of the approval of such grant by the Company’s Board of Directors. The Mr. Daniel Options shall begin to vest as of August 2, 2020 (the “Vesting Commencement Date”), whereby 1/6 of the Mr. Daniel Options shall vest six months following the Vesting Commencement Date and the balance over a period of 30 months in 10 equal portions. The vesting of the Mr. Daniel Options shall accelerate upon termination of Mr. Daniel’s service with the Company, resulting from a change of control in the Company or other exit event. Each vested Mr. Daniel Option shall be exercisable for a period of 10 years following Vesting Commencement Date, and, if not terminated earlier in accordance with the Global Equity Plan, any portion of the Mr. Daniel Options that has not been exercised by such date shall terminate and not be exercisable thereafter. In the event that Mr. Daniel ceases to serve as an employee, director, officer or consultant of the Company or its affiliates (except in certain events specified in the Global Equity Plan), all of his unvested options shall expire immediately, and all vested options shall remain exercisable for a period of 90 days following the date of such termination.

In making its recommendation to the Company’s shareholders, the Compensation Committee and the Board of Directors each have considered various factors, including, among others, (i) whether Mr. Daniel’s compensation, including the increased Monthly Salary and Mr. Daniel Bonus and Additional Bonus, reflects a fair and reasonable value for his services and whether the increased Monthly Salary is considered customary for such positions in companies of similar scopes of activities; (ii) the factors included in the Current Compensation Policy and the Amended and Restated Compensation Policy, including Mr. Daniel’s position, responsibilities and previous compensation arrangements, including the fact that Mr. Daniel’s Monthly Salary was not increased since 2016; and (iii) the recent positive structural changes that Mr. Daniel led in the Company’s group of companies.

In making their recommendation with regard to the approval of the grant of the Mr. Daniel Options, the Compensation Committee and the Board of Directors each have also considered, among others, and in addition to the reasons above, (i) that due to significant ongoing changes in its share capital and other technical reasons, the Company refrained from granting options to its personnel, including Mr. Daniel, for a long period of time; (ii) that simultaneously with the approval of the grant of the Mr. Daniel Options and grant of options to other officers of the Company, as set forth in this proxy statement, the Company also granted options to all of its employees and officers at the terms (exercise price, vesting schedule, etc.) identical or better than the proposed terms of the Mr. Daniel Options; (iii) the Company’s desire to create appropriate long-term incentives to Mr. Daniel and to align the success of the Company with Mr. Daniel’s personal success, and therefore the grant of the Mr. Daniel Options is beneficial to the Company; and (iv) that the Mr. Daniel Options reflect a fair and reasonable value for Mr. Daniel’s services.

The Compensation Committee and the Board of Directors found the compensation payable to Mr. Daniel reasonable under the circumstances, including existing market conditions, and that the approval of the increase in Monthly Salary, payment of the Mr. Daniel Bonus, the Mr. Daniel Additional Bonus and grant of the Mr. Daniel Options is in the best interests of the Company.

The shareholders of the Company are requested to adopt the following resolutions:

“RESOLVED, to approve an increase of Mr. Daniel’s Monthly Salary effective as of March 1, 2020, as set forth in Proposal No. 4 of the Proxy Statement.”

“RESOLVED, to approve payment of the Mr. Daniel Bonus, as set forth in Proposal No. 4 of the Proxy Statement.”

“RESOLVED, to approve payment of the Mr. Daniel Additional Bonus, as set forth in Proposal No. 4 of the Proxy Statement.”

“RESOLVED, to approve the grant of the Mr. Daniel Options, as set forth in Proposal No. 4 of the Proxy Statement.”

The approval of each of the above resolutions, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

The Board of Directors recommends a vote FOR on the above proposal.

PROPOSAL 5

to approve the terms of compensation of MR. Amir Mizhar, the company’s chief software architect and director

On May 23, 2019, the Company’s shareholders re-approved Mr. Amir Mizhar’s current terms of compensation as the Company’s president, chief software architect and a member of the Board of Directors, which terms had been previously approved by the Company’s shareholders on May 8, 2016. In consideration for the services he provides to the Company, Mr. Mizhar is entitled to a monthly fee of NIS 55,000 plus VAT (including any per-meeting or annual payments payable to Mr. Mizhar in his capacity as a director of the Company) (the “Mr. Mizhar Monthly Fee”). In addition, Mr. Mizhar is eligible for bonus payments and 22 days of paid annual leave. The Company bears expenses being incurred by Mr. Mizhar for the purpose of performance of his services, all in accordance with the Company’s internal policies and the compensation policy, in effect from time to time. Mr. Mizhar is also included in the Company directors and officers liability insurance policy.

On July 1, 2020 and August 2, 2020, our Compensation Committee and the Board of Directors, respectively, approved (i) to increase the Mr. Mizhar Monthly Fee to NIS 70,000 plus VAT, effective as of August 1, 2020; and (ii) to grant Mr. Mizhar options to purchase 15,000,000 Ordinary Shares of the Company (“Mr. Mizhar Options”) under the Global Equity Plan.

Together with the 255,796 Ordinary Shares held by Mr. Mizhar, the Mr. Mizhar Options equal approximately 2.24% of the Company’s outstanding share capital and 1.37% of the Company’s share capital on a fully diluted basis as of the date hereof. The exercise price of the Mr. Mizhar Options will be NIS 0.151 per share, which is equal to the Company’s average share price on the Tel Aviv Stock Exchange in the last 30 trading days prior to the date of the approval of such grant by the Company’s Board of Directors. The Mr. Mizhar Options shall begin to vest as of August 2, 2020 (the “Vesting Commencement Date”), whereby 1/6 of the Options shall vest 6 months following the Vesting Commencement Date and the balance over a period of 30 months in 10 equal portions. The vesting of the Mr. Mizhar Options shall accelerate upon termination of Mr. Mizhar’s service with the Company, resulting from a change of control in the Company or other exit event. Each vested Mr. Mizhar Option shall be exercisable for a period of 10 years following Vesting Commencement Date, and, if not terminated earlier in accordance with the Global Equity Plan, any portion of the Mr. Mizhar Options that has not been exercised by such date shall terminate and not be exercisable thereafter. In the event that Mr. Mizhar ceases to serve as an employee, director, officer or consultant of the Company or its affiliates (except in certain events specified in the Global Equity Plan), all of his unvested options shall expire immediately, and all vested options shall remain exercisable for a period of 90 days following the date of such termination.

In making their recommendation to the Company’s shareholders, the Compensation Committee and the Board of Directors each considered various factors, including, among others, (i) whether Mr. Mizhar’s compensation, including the increased Mr. Mizhar Monthly Fee, reflects a fair and reasonable value for his services and is considered customary for such positions in companies of similar scopes of activities; (ii) the factors included in the Current Compensation Policy and the Amended and Restated Compensation Policy, including Mr. Mizhar’s position, responsibilities and previous compensation arrangements, including the fact that the Mr. Mizhar Monthly Fee was not increased since 2016; and (ii) the key role of Mr. Mizhar in the development of the Company’s proprietary and innovative Zero+ family of products.

In making their recommendation with regard to the approval of the grant of Mr. Mizhar Options, the Compensation Committee and the Board of Directors each have also considered, among others, and in addition to the reasons above, (i) that due to significant ongoing changes in its share capital and other technical reasons, the Company refrained from granting options to its personnel, including Mr. Mizhar, for a long period of time; (ii) that simultaneously with the approval of grant of the Mr. Mizhar Options and grant of options to other officers of the Company, as set forth in this proxy statement, the Company also granted options to all of its employees and officers at the terms (exercise price, vesting schedule, etc.) identical or better than the proposed terms of the Mr. Mizhar Options; (iii) the Company’s desire to create appropriate long-term incentives to Mr. Mizhar and to align the success of the Company with Mr. Mizhar’s personal success, and therefore the grant of the Mr. Mizhar Options is beneficial to the Company; and (iv) that the Mr. Mizhar Options reflect a fair and reasonable value for Mr. Mizhar services.

The Compensation Committee and the Board of Directors found the compensation payable to Mr. Mizhar reasonable under the circumstances, including existing market conditions, and that the approval of the increase in the Mr. Mizhar Monthly Fee and the grant of the Mr. Mizhar Options is in the best interests of the Company and is in accordance with the Current Compensation Policy, as well as the Amended and Restated Compensation Policy.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve an increase of the Mr. Mizhar Monthly Fee effective as of August 1, 2020, as set forth in Proposal No. 5 of the Proxy Statement.”

“RESOLVED, to approve the grant of the Mr. Mizhar Options, as set forth in Proposal No. 5 of the Proxy Statement.”

The approval of the above resolutions, as described above, requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends a vote FOR on the above proposal.

PROPOSAL 6

TO APPROVE THE TERMS OF COMPENSATION TO MR. CHEN KATZ, THE COMPANY’S ACTIVE
CHAIRMAN OF THE BOARD OF DIRECTORS

On May 23, 2019, the Company’s shareholders approved Mr. Chen Katz’s current terms of compensation as the active chairman of the Company’s Board of Directors. In consideration for the services he provides to the Company, Mr. Katz is entitled to a monthly fee of NIS 30,000 plus VAT (including any per-meeting or annual payments payable to Mr. Katz in his capacity as a director of the Company) (the “Mr. Katz Monthly Fee”). In addition, Mr. Katz is eligible for bonus payments based on Mr. Katz’s achievement of certain targets and goals, to be determined by the Board of Directors in accordance with the Company’s annual budget and then in effect compensation policy, subject to any and all required approvals and consents.

On February 23 and February 25, 2020, our Compensation Committee and Board of Directors, respectively, determined, inter alia, that Mr. Katz shall be eligible for a cash bonus equal to 1% of the gross proceeds of any equity or convertible debt financing by the Company during 2020.

On July 1, 2020, our Compensation Committee and on August 2, 2020 our Board of Directors approved (i) to pay Mr. Katz a cash bonus, equal to 1% of the gross proceeds of the financings consummated by the Company during 2020 and up to the date of the approval; and (ii) to grant Mr. Katz options to purchase 5,400,000 Ordinary Shares of the Company (“Mr. Katz Options”) under the Global Equity Plan.

One percent of the gross proceeds of the equity financings consummated by the Company during 2020 aggregates to an amount of US $186,906. Due to Mr. Katz meeting predefined measurable criteria determined by the Compensation Committee and the Board of Directors, a bonus payment of US $60,940 to Mr. Katz (equal to 7 times his current Monthly Fee – the maximum annual bonus allowed under the Company’s Current as well as Amended and Restated Compensation Policy, calculated based on the exchange rate between US Dollar and New Israeli Shekel on June 22, 2020) out of the aforesaid US $186,906, was already authorized by the Company’s Board of Directors, all in accordance with the Companies Law, the guidelines of the Israeli Security Authority and the Company’s Current Compensation Policy, as well as the Amended and Restated Compensation Policy. The balance of US $125,966 of bonus payable to Mr. Katz deviates from the provisions of the Company’s Current and Amended and Restated Compensation Policies and, therefore, is subject to approval by the Company’s shareholders (“Mr. Katz Bonus”). In addition, following the date hereof and during 2020, the Company may consummate additional equity or convertible debt financings, including by means of exercise of warrants issued by the Company during 2020, for which Mr. Katz may be entitled for additional bonus payment equal to 1% of the gross proceeds of such additional financings (“Mr. Katz Additional Bonus”). Mr. Katz Additional Bonus is also subject to approval by the Company’s shareholders.

The Mr. Katz Options equal approximately 0.79% of the Company’s outstanding share capital and 0.49% of the Company’s share capital on a fully diluted basis as of the date of this proxy statement. The exercise price of the Mr. Katz Options will be NIS 0.151 per share, which is equal to the Company’s average share price on the Tel Aviv Stock Exchange in the last 30 trading days prior to the date of the approval of such grant by the Company’s Board of Directors. The Mr. Katz Options shall begin to vest as of August 2, 2020 (the “Vesting Commencement Date”), whereby 1/6 of the Mr. Katz Options shall vest 6 months following the Vesting Commencement Date and the balance over a period of 30 months in 10 equal portions. The vesting of the Mr. Katz Options shall accelerate upon termination of Mr. Katz’ service with the Company, resulting from a change of control in the Company or other exit event. Each vested Mr. Katz Option shall be exercisable for a period of 10 years following Vesting Commencement Date, and, if not terminated earlier in accordance with the Global Equity Plan, any portion of the Mr. Katz Options that has not been exercised by such date shall terminate and not be exercisable thereafter. In the event that Mr. Katz ceases to serve as an employee, director, officer or consultant of the Company or its affiliates (except in certain events specified in the Global Equity Plan), all of his unvested options shall expire immediately, and all vested options shall remain exercisable for a period of 90 days following the date of such termination.

In making its recommendation to the Company’s shareholders, the Compensation Committee and the Board of Directors each have considered various factors, including, among others, (a) whether Mr. Katz’s compensation, including the Mr. Katz Monthly Fee and Mr. Katz Bonus and Additional Bonus, reflects a fair and reasonable value for his services; (b) the factors included in the Company’s Current as well as Amended and Restated Compensation Policy, including Mr. Katz’ position, responsibilities and compensation arrangements; and (c) the recent positive structural changes which Mr. Katz led in the Company’s group of companies.

In making their recommendation with regard to the approval of the grant of the Mr. Katz Options, the Compensation Committee and the Board of Directors each have also considered, among others, and in addition to the reasons above, (i) that due to significant ongoing changes in its share capital and other technical reasons, the Company refrained from granting options to its personnel, including Mr. Katz, for a long period of time; (ii) that simultaneously with the approval of grant of the Mr. Katz Options and grant of options to other officers of the Company, as set forth in this proxy statement, the Company also granted options to all of its employees and officers at the terms (exercise price, vesting schedule, etc.) identical or better than the proposed terms of the Mr. Katz Options; (iii) the Company’s desire to create appropriate long-term incentives to Mr. Katz and to align the success of the Company with Mr. Katz’ personal success, and therefore the grant of the Mr. Katz Options is beneficial to the Company; and (iv) that the Mr. Katz Options reflect a fair and reasonable value for Mr. Katz’s services.

The Compensation Committee and the Board of Directors found the compensation payable to Mr. Katz reasonable under the circumstances, including existing market conditions, and that the approval of payment of the Mr. Katz Bonus, the Mr. Katz Additional Bonus and the grant of the Mr. Katz Options is in the best interests of the Company.

The shareholders of the Company are requested to adopt the following resolutions:

“RESOLVED, to approve the payment of the Mr. Katz Bonus, as set forth in Proposal No. 6 of the Proxy Statement.”

“RESOLVED, to approve the payment of the Mr. Katz Additional Bonus, as set forth in Proposal No. 6 of the Proxy Statement.”

“RESOLVED, to approve the grant of the Mr. Katz Options, as set forth in Proposal No. 6 of the Proxy Statement.”

The approval of the above resolutions regarding payment of the Mr. Katz Bonus and the Mr. Katz Additional Bonus, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

The approval of the above resolution regarding grant of the Mr. Katz Options, as described above, requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends a vote FOR on the above proposal.

PROPOSAL 7

TO GRANT OPTIONS TO MEMBERS OF THE COMPANY’S BOARD OF DIRECTORS

Under the Companies Law, the terms of compensation, including grant of equity-based compensation, of a director of a public company incorporated under the laws of Israel, such as the Company, requires the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders (in that order).

On May 23, 2019, the Company’s shareholders appointed Messrs. Moshe Tal and Yehuda Halfon as external directors of the Company and resolved that in the event that during the term of their office, the Company grants options to purchase the Company’s securities to its directors which do not hold executive positions with the Company, the Company will grant options to Messrs. Tal and Halfon, on the same terms and in a manner conforming to the External Directors Compensation Regulations and the Company’s compensation policy then in effect.

On July 1 and August 2, 2020, respectively, the Company’s Compensation Committee and the Board of Directors approved, and recommended that the Company’s shareholders approve, a grant of options to purchase up to 1,050,000 of the Company’s Ordinary Shares under the Global Equity Plan to each of the following members of the Company’s Board of Directors: Mr. Eylon Geda, Mr. Lior Vider, Mr. Moshe Tal, Mr. Yehuda Halfon and Ms. Rakefet Remigolski (subject to her appointment as a director of the Company as set forth in Proposal No. 2) (the “Equity Grant”).

It is proposed to approve the grant to each of Ms. Remigolski (subject to her appointment as a director of the Company as set forth in Proposal No. 2), and Messrs. Tal, Halfon, Geda and Vider options to purchase up to 1,050,000 of the Company’s Ordinary Shares, which amount equals approximately 0.15% of the Company’s outstanding share capital and 0.09% of the Company’s share capital on a fully diluted basis as of the date hereof (the “Options”). The exercise price of the Options will be NIS 0.151 per share, which is equal to the Company’s average share price on the Tel Aviv Stock Exchange in the last 30 trading days prior to the date of the approval of such grant by the Company’s Board of Directors.

Additional terms of Options proposed to be granted to Ms. Remigolski and Messrs. Tal and Halfon shall be as follows: the Options shall begin to vest as of August 2, 2020 (the “Vesting Commencement Date”), whereby 1/6 of the Options shall vest 6 months following the Vesting Commencement Date and the balance over a period of 30 months in 10 equal portions. The vesting of the Options shall accelerate upon termination of their services with the Company, resulting from a change of control in the Company or other exit event. Each vested Option shall be exercisable for a period of 10 years following Vesting Commencement Date, and, if not terminated earlier in accordance with the Global Equity Plan, any portion of the Options that has not been exercised by such date shall terminate and not be exercisable thereafter. In the event that any of Ms. Remigolski and Messrs. Tal and Halfon ceases to serve as an employee, director, officer or consultant of the Company or its affiliates (except in certain events specified in the Global Equity Plan), all of her or his unvested Options shall expire immediately, and all vested Options shall remain exercisable for a period of 90 days following the date of such termination.

Additional terms of the Options proposed to be granted to Messrs. Geda and Vider shall be as follows: the Options shall be fully vested as of the date of the approval by this Meeting; each vested Option shall be exercisable for a period of 18 months following the date hereof, and, if not terminated earlier in accordance with the Global Equity Plan, any portion of the Options that has not been exercised by such date shall terminate and not be exercisable thereafter. The vesting schedule of the Options proposed to be granted to Messrs. Geda and Vider deviated from the provisions of the Company’s Current as well as Amended and Restated Compensation Policy, and, therefore, the grant thereof is subject to approval by a Special Majority, as defined above

In making its recommendation with regard to the approval of the Equity Grant, the Compensation Committee and the Board of Directors, each have also considered, among others: (i) the factors included in the Company’s Current as well as Amended and Restated Compensation Policy, including among others, the position, responsibilities, background and experience of the grantees; (ii) that the Equity Grant reflects a fair and reasonable value for the grantees’ services; (iii) that due to significant ongoing changes in its share capital and other technical reasons, the Company refrained from granting options to its personnel, including its directors, for a long period of time; and (iv) that simultaneously with the approval of the grant of the Options and the grant of options to other officers of the Company, as set forth in this proxy statement, the Company also granted options to all of its employees and officers.

The shareholders of the Company are requested to adopt the following resolutions:

“RESOLVED, to approve the grant of options to purchase Ordinary Shares of the Company to Ms. Remigolski, subject to her appointment as a member of the Company’s Board of Directors, as set forth in Proposal No. 7 of the Proxy Statement.”

“RESOLVED, to approve the grant of options to purchase Ordinary Shares of the Company to Mr. Halfon, as set forth in Proposal No. 7 of the Proxy Statement.”

“RESOLVED, to approve the grant of options to purchase Ordinary Shares of the Company to Mr. Tal, as set forth in Proposal No. 7 of the Proxy Statement.”

“RESOLVED, to approve the grant of options to purchase Ordinary Shares of the Company to Mr. Geda, as set forth in Proposal No. 7 of the Proxy Statement.”

“RESOLVED, to approve the grant of options to purchase Ordinary Shares of the Company to Mr. Vider, as set forth in Proposal No. 7 of the Proxy Statement.”

The approval of the above resolution regarding grant of the Options to Ms. Remigolski and Messrs. Tal and Halfon, as described above, requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The approval of the above resolution regarding grant of Options to Messrs. Geda and Vider, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends a vote FOR on the above proposal.

PROPOSAL 8

TO INCREASE THE COMPANY’S AUTHORIZED SHARE CAPITAL AND TO AMEND THE
COMPANY’S ARTICLES OF ASSOCIATION TO REFLECT THE SAME

The current authorized share capital of the Company is comprised of 1,500,000,000 Ordinary Shares.

Under the Companies Law, a company may not issue shares in excess of its authorized share capital.

In order to provide the Company with flexibility for future investment opportunities (subject to obtaining all the consents and approvals required by law), the shareholders of the Company are requested to approve an increase of the authorized share capital of the Company by an additional 1,500,000,000 Ordinary Shares, and to amend and restate the articles of association of the Company to reflect the same. Subject to the approval of the Company’s shareholders, following the proposed increase, the authorized share capital of the Company will be comprised of 3,000,000,000 Ordinary Shares.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to increase the Company’s authorized capital to 3,000,000,000 Ordinary Shares, no par value, and to amend and restate the Company’s articles of association to reflect the same.”

The approval of the above proposal, as described above, requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends a vote FOR on the above proposal.

ITEM 9

PRESENTATION OF THE COMPANY’S FINANCIAL STATEMENTS AND ANNUAL REPORT FOR
THE YEAR ENDED DECEMBER 31, 2019

Pursuant to the Companies Law, the Company is required to present the Company’s financial statements and annual report for the year ended December 31, 2019, to the Company’s shareholders. The Company’s financial statements and annual report for the year ended December 31, 2019, filed on Form 20-F with the SEC on March 31, 2020, are available on the SEC’s website at the following address:

https://www.sec.gov/Archives/edgar/data/1725332/000121390020008198/f20f2019_safetgroup.htm and on the Israel Securities Authority distribution website at the following address:

https://www.magna.isa.gov.il/details.aspx?reference=2020-02-034107&file=1&id=018#?id=018&reference=2020-02-034107&file=1

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements and annual report for the year ended December 31, 2019.

This agenda item will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings), 5760-2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company’s office at 8 Aba Eban Blvd., Building A, 1st floor, Herzliya 4672526, Israel.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 5760- 2000), the Company also files reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority distribution website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual and Extraordinary General Meeting of Shareholders and the proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED AUGUST 11, 2020. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN AUGUST 11, 2020, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

Safe-T Group Ltd.
Chen Katz, Chairman of the Board of Directors

SAFE-T GROUP LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Shachar Daniel, Chief Executive Officer and Director, Mr. Shai Avnit, Chief Financial Officer, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Safe-T Group Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at the Company’s offices at 8 Aba Eban Blvd., Building A, 1st floor, Herzliya 4672526, Israel, on September 15, 2020, at 3:30 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual and Extraordinary General Meeting of Shareholders and proxy statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

SAFE-T GROUP LTD.

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: September 15, 2020

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-appoint PwC Israel as the independent auditor of the Company for the year ending December 31, 2020, and until the next annual general meeting of the Company’s shareholders, and to authorize the Board of Directors of the Company to determine their remuneration.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	To appoint Ms. Rakefet Remigolski as a director of the Company (Class I), until the third annual general meeting of the Company’s shareholders next succeeding, and to approve her remuneration, as set forth in Proposal No. 2 of the Proxy Statement. Ms. Remigolski will benefit from the same insurance, indemnification and exculpation arrangements, as currently in effect for the Company’s other officers and directors.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	To approve the Amended and Restated Compensation Policy for the Company’s directors and officers, in the form attached as Exhibit A to the Proxy Statement, as of the date of this Meeting and for a three year period as prescribed under applicable law, as set forth in Proposal No. 3 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3a. Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 3?*

☐	YES I/We am/are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 3	☐	NO

* If you do not indicate a response for this item 3a, your shares will not be voted for Proposal No.3.

4.1	To approve an increase of Mr. Daniel’s Monthly Salary effective as of March 1, 2020, as set forth in Proposal No. 4 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.2	To approve payment of the Mr. Daniel Bonus, as set forth in Proposal No. 4 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.3	To approve payment of the Mr. Daniel Additional Bonus, as set forth in Proposal No. 4 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.4	To approve the grant of the Mr. Daniel Options, as set forth in Proposal No. 4 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4a. Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposals No. 4.1, 4.2, 4.3 and 4.4?*

☐	YES I/We am/are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposals No. 4.1, 4.2, 4.3 and 4.4.	☐	NO

* If you do not indicate a response for this item 4a, your shares will not be voted for Proposals No. 4.1, 4.2, 4.3 and 4.4.

5.1	To approve an increase of the Mr. Mizhar Monthly Fee effective as of August 1, 2020, as set forth in Proposal No. 5 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

5.2	To approve the grant of the Mr. Mizhar Options, as set forth in Proposal No. 5 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

6.1	To approve the payment of the Mr. Katz Bonus, as set forth in Proposal No. 6 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

6.2	To approve the payment of the Mr. Katz Additional Bonus, as set forth in Proposal No. 6 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

6a. Only for the purposes of Proposals No.6.1 and 6.2 above, do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 6.1 and 6.2?*

☐	YES I/We am/are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposals No. 6.1 and 6.2	☐	NO

* If you do not indicate a response for this item 6a, your shares will not be voted for Proposals No. 6.1 and 6.2.

6.3	To approve the grant of the Mr. Katz Options, as set forth in Proposal No. 6 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

7.1	To approve the grant of options to purchase Ordinary Shares of the Company to Ms. Remigolski, subject to her appointment as a member of the Company’s Board of Directors, as set forth in Proposal No. 7 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

7.2	To approve the grant of options to purchase Ordinary Shares of the Company to Mr. Halfon, as set forth in Proposal No. 7 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

7.3	To approve the grant of options to purchase Ordinary Shares of the Company to Mr. Tal, as set forth in Proposal No. 7 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

7.4	To approve the grant of options to purchase Ordinary Shares of the Company to Mr. Geda, as set forth in Proposal No. 7 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

7.4a. Only for the purposes of Proposal No.7.4 above, do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 7.4?*

☐	YES I/We am/are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposals No. 7.4	☐	NO

* If you do not indicate a response for this item 7.4a, your shares will not be voted for Proposal No. 7.4.

7.5	To approve the grant of options to purchase Ordinary Shares of the Company to Mr. Vider, as set forth in Proposal No. 7 of the Proxy Statement.

7.5a. Only for the purposes of Proposal No. 7.5 above, do you confirm that are you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 7.5?*

☐	YES I/We am/are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposals No. 7.5	☐	NO

* If you do not indicate a response for this item 7.5a, your shares will not be voted for Proposal No. 7.5.

8.	To increase the Company’s authorized capital to 3,000,000,000 Ordinary Shares, no par value, and to amend and restate the Company’s articles of association to reflect the same.

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.